                               CIDRA CORPORATION
                              50 Barnes Park North
                             Wallingford, CT 06492

                                    April 16, 2001


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  CiDRA Corporation
          -----------------
          Registration Statement on Form S-1 (Registration No. 333-47770)
          ---------------------------------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, CiDRA Corporation (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-47770), together with all exhibits and amendments thereto (the "Registration Statement"). The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.001 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act of 1933.

     Please address any questions you may have to Lewis J. Geffen, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number
(617) 542-2241.

     Thank you for your assistance with this matter.

                                    CIDRA CORPORATION


                                  By: /s/ F. Kevin Didden
                                      ---------------------------
                                      F. Kevin Didden
                                      President and Chief Executive Officer


                                      /s/ F. Kevin Didden
                                      ---------------------------
                                      F. Kevin Didden
                                      Agent for Service of Process
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Securities and Exchange Commission
Division of Corporation Finance
April 16, 2001
Page 2


cc:  Securities and Exchange Commission
     ----------------------------------
     Peggy Fisher
     Russell Mancuso
     Margery Reich
     Gary Todd

     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     ----------------------------------------------------
     Frank J. Marco, Esquire
     Lewis J. Geffen, Esquire

     Morgan Stanley Dean Witter
     --------------------------
     William Sanders, Managing Director

     CIBC World Markets
     ------------------
     Robert Buxton, Managing Director

     UBS Warburg LLC
     ---------------
     Bert Roberts, Executive Director

     Thomas Weisel Partners LLC
     --------------------------
     Bob Flanagan, Vice President

     Raymond James & Associates, Inc.
     --------------------------------
     Paul Johan, Vice President

     Davis, Polk & Wardwell
     -----------------------
     Alan Dean, Esquire
     Manuel Garciadiaz, Esquire